SECURITIES AND EXCHANGE COMMISSION
WASHINGTON D.C. 20549

SCHEDULE 13D

UNDER THE SECURITIES ACT OF 1934
(Amendment No. )

Werewolf Therapeutics, Inc.
(Name of Issuer)

Common stock, $0.0001 par value per share	95075A107
(Title of class of securities)	(CUSIP number)

Arkin Bio Ventures 2 L.P.
6 HaChoshlim St., Bldg. C,
Herzliya 46724, Israel
Attn: Moshe Arkin
Telephone: 972-972-9-7883330

with a copy to:

 Gross & Co.
One Azrieli Center
Tel Aviv 6701101, Israel
Attn: Joshua Ravitz, Adv.
 Telephone: 972-3-607-4444

 (Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

April 29, 2021
(Date of Event Which Requires Filing of This Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13(d)-1(e), 13d-1(f) or 13d-1(g), check the following box ☐.

Note:  Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits.  See Section 240.13d-7 for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

(Continued on following pages)

CUSIP No. 95075A107

1	NAME OF REPORTING PERSONS Arkin Bio Ventures 2 L.P. I.R.S. IDENTIFICATION NO. OR ABOVE PERSON (ENTITIES ONLY):
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP: (a) ☐ (b) ☒
3	SEC Use Only
4	SOURCE OF FUNDS: WC
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e): ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION: Israel
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER: 0
	8	SHARED VOTING POWER: 2,046,634
	9	SOLE DISPOSITIVE POWER: 0
	10	SHARED DISPOSITIVE POWER: 2,046,634
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY REPORTING PERSON: 2,046,634
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES: ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11): 7.4%*
14	TYPE OF REPORTING PERSON: PN

* Based on 27,539,359 shares of Common Stock upon the closing of the Issuer’s initial public offering, as provided in the Issuer's Rule 424(b)(4) prospectus filed with the Securities and Exchange Commission on April 30, 2021.

CUSIP No. 95075A107

1	NAME OF REPORTING PERSONS Arkin Bio Venture GPGP Ltd. I.R.S. IDENTIFICATION NO. OR ABOVE PERSON (ENTITIES ONLY):
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP: (a) ☐ (b) ☒
3	SEC Use Only
4	SOURCE OF FUNDS: WC
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e): ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION: Israel
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER: 0
	8	SHARED VOTING POWER: 2,046,634
	9	SOLE DISPOSITIVE POWER: 0
	10	SHARED DISPOSITIVE POWER: 2,046,634
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY REPORTING PERSON: 2,046,634
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES: ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11): 7.4%*
14	TYPE OF REPORTING PERSON: CO

* Based on 27,539,359 shares of Common Stock upon the closing of the Issuer’s initial public offering, as provided in the Issuer's Rule 424(b)(4) prospectus filed with the Securities and Exchange Commission on April 30, 2021.

CUSIP No. 95075A107

1	NAME OF REPORTING PERSONS Moshe Arkin I.R.S. IDENTIFICATION NO. OR ABOVE PERSON (ENTITIES ONLY):
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP: (a) ☐ (b) ☒
3	SEC Use Only
4	SOURCE OF FUNDS: OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e): ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION: Israel
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER: 0
	8	SHARED VOTING POWER: 2,046,634
	9	SOLE DISPOSITIVE POWER: 0
	10	SHARED DISPOSITIVE POWER: 2,046,634
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY REPORTING PERSON: 2,046,634
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES: ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11): 7.4%*
14	TYPE OF REPORTING PERSON: IN

* Based on 27,539,359 shares of Common Stock upon the closing of the Issuer’s initial public offering, as provided in the Issuer's Rule 424(b)(4) prospectus filed with the Securities and Exchange Commission on April 30, 2021.

CUSIP No. 95075A107

1	NAME OF REPORTING PERSONS Alon Lazarus I.R.S. IDENTIFICATION NO. OR ABOVE PERSON (ENTITIES ONLY):
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP: (a) ☐ (b) ☒
3	SEC Use Only
4	SOURCE OF FUNDS: OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e): ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION: Israel
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER: 0
	8	SHARED VOTING POWER: 2,046,634
	9	SOLE DISPOSITIVE POWER: 0
	10	SHARED DISPOSITIVE POWER: 2,046,634
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY REPORTING PERSON: 2,046,634
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES: ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11): 7.4%*
14	TYPE OF REPORTING PERSON: IN

* Based on 27,539,359 shares of Common Stock upon the closing of the Issuer’s initial public offering, as provided in the Issuer's Rule 424(b)(4) prospectus filed with the Securities and Exchange Commission on April 30, 2021.

Item 1.          Security and Issuer

This Statement on Schedule 13D relates to Common Stock, $0.0001 par value per share (the "Common Stock"), of Werewolf Therapeutics, Inc.., a company organized under the laws of the State of Delaware ("Werewolf"). The address of the principal executive office of Werewolf is 1030 Massachusetts Avenue, Suite 210, Cambridge, MA 02138.

Item 2.          Identity and Background.

This Schedule 13D is being filed jointly by Arkin Bio Ventures 2 L.P. ("Arkin Bio Partnership"), Arkin Bio Venture GPGP, Ltd. (“Arkin Bio Ltd.”), Mr. Moshe Arkin and Mr. Alon Lazarus (together with Arkin Bio Partnership, Arkin Bio Ltd. and Moshe Arkin, the "Reporting Persons"). The agreement among the Reporting Persons relating to the joint filing of this Schedule 13D is attached as an exhibit hereto.

Arkin Bio Partnership, Arkin Bio Ventures GP (“Arkin Bio Ventures”) and Arkin Bio Ltd. are each organized under the laws of the State of Israel and each has a business address of 6 HaChoshlim St., Bldg. C, Herzliya 46724, Israel. The principal business of Arkin Bio Partnership is to make investments in biomedical companies. The principal business of Arkin Bio Ventures is to make investments in biomedical companies. Mr. Arkin is the sole shareholder and sole director of Arkin Bio Ltd., which has no officers. The general partner Arkin Bio Partnership is Arkin Bio Ventures, the general partner of which is Arkin Bio Ltd.

Moshe Arkin is a citizen of Israel whose principal business is Chairman of the Board of Arkin Holdings, which is located at 6 HaChoshlim St., Bldg. C, Herzliya 46724, Israel (which is also Mr. Arkin's business address). The principal business of Arkin Holdings is to manage the investments and holdings of the family of Moshe Arkin.

Alon Lazarus, who serves on the board of directors of Werewolf, is a citizen of Israel whose principal business is Biotech Investment Manager of the Pharma Division of Arkin Holdings, which is also Mr. Lazarus’ business address.

During the last five years, none of the Reporting Persons or Arkin Bio Ventures has been (i) convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or (ii) a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding has been or is subject to a judgment, decree, or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws, or finding any violation with respect to such laws.

Item 3.           Source and Amount of Funds or Other Consideration.

In August 2019 and in June 2020, an aggregate of 10,714,284 shares of Series A preferred stock were acquired for Arkin Bio Partnership at a purchase price of $0.70 per share for an aggregate amount of $7.5 million.

In December 2020, Arkin Bio Partnership acquired an aggregate of 3,560,551 shares of Series B preferred stock at a purchase price of $0.9214 per share for an aggregate amount of $3.3 million.

The Company’s Board approved a one-for-8.6691 reverse stock split of its issued and outstanding common stock, stock options and preferred stock effective as of April 23, 2021. Immediately following the reverse stock split, the total number of shares of Series A preferred stock held by Arkin Bio Partnership was 1,235,917 and the total number of shares of Series B preferred stock held by Arkin Bio Partnership was 410,717.

In connection with the Issuer's initial public offering, Arkin Bio Partnership acquired 400,000 shares of Common Stock at a purchase price of $16 per share for approximately $6.4 million.

The funds used by Arkin Bio Partnership to purchase the shares of Common Stock came from its working capital.

In connection with Werewolf’s initial public offering, all preferred shares were automatically converted into an equal number of shares of Common Stock.

Item 4.          Purpose of Transaction.

Alon Lazarus, the Biotech Investment Manager of the Pharma Division of Arkin Holdings, was appointed to the board of directors of Werewolf by Arkin Bio Partnership in connection with Arkin Bio Partnership’s initial investment in Werewolf.

Each of the Reporting Persons intends to review the performance of their investment in Werewolf from time to time. Depending on various factors, including the business, prospects and financial position of Werewolf, the current and anticipated future price levels of the Common Stock and currency exchange rates, the conditions in the securities markets and general economic and industry conditions, as well as the other investment opportunities available to them, each of the Reporting Persons will take such actions with respect to their investment in Werewolf as they deem appropriate in light of the circumstances existing from time to time, including without limitation, engaging in communications with management and the board of directors of the Issuer, engaging in discussions with stockholders of the Issuer or other third parties about the Issuer and the Reporting Persons’ investment. Each of the Reporting Persons may purchase additional equity in Werewolf or may, and hereby reserve the right to, dispose of some or all of their holdings in the open market, in public offerings, in privately negotiated transactions or in other transactions, including swaps and other derivative transactions.

Other than as described above, none of the Reporting Persons has any plans or proposals that relate to or would result in any of the actions described in subparagraphs (a) through (j) of Item 4 of Schedule 13D (although each Reporting Person reserves the right to develop such plans).

Item 5.          Interest in Securities of the Issuer.

(a) and (b)

As of the date hereof, Arkin Bio Partnership owns directly (and therefore is deemed the beneficial owner of) 2,046,634 shares of Common Stock, which represents approximately 7.4% of the number of shares of Common Stock outstanding. Arkin Bio Partnership has the shared power to vote, or direct the voting of, and the shared power to dispose of, or direct the disposition of, the Common Stock held by it.

As the general partner of Arkin Bio Partnership, Arkin Bio Ventures may be deemed to be the indirect beneficial owner of the 2,046,634 shares of Common Stock beneficially owned by Arkin Bio Partnership, which represents approximately 7.4% of the number of shares of Common Stock outstanding. Arkin Bio Ventures has the shared power to vote, or direct the voting of, and the shared power to dispose of, or direct the disposition of, the Common Stock held by Arkin Bio Partnership.

As the general partner of Arkin Bio Ventures, Arkin Bio Ltd. may be deemed to be the indirect beneficial owner of the 2,046,634 shares of Common Stock beneficially owned by Arkin Bio Partnership, which represents approximately 7.4% of the number of shares of Common Stock outstanding. Arkin Bio Ltd. has the shared power to vote, or direct the voting of, and the shared power to dispose of, or direct the disposition of, the Common Stock held by Arkin Bio Partnership.

As the sole shareholder and sole director of Arkin Bio Ltd., Mr. Arkin may be deemed to be the indirect beneficial owner of the 2,046,634 Common Stock beneficially owned by Arkin Bio Partnership, which represents approximately 7.4% of the number of shares of Common Stock outstanding. Mr. Arkin has the shared power to vote, or direct the voting of, and the shared power to dispose of, or direct the disposition of, the Common Stock held by Arkin Bio Partnership.

As the Biotech Investment Manager of the Pharma Division of Arkin Holdings, Mr. Lazarus may be deemed to be the indirect beneficial owner of the 2,046,634 Common Stock beneficially owned by Arkin Bio Partnership, which represents approximately 7.4% of the number of shares of Common Stock outstanding. Mr. Lazarus has the shared power to vote, or direct the voting of, and the shared power to dispose of, or direct the disposition of, the Common Stock held by Arkin Bio Partnership.

Each Reporting Person disclaims beneficial ownership of such Shares except to the extent of his or its pecuniary interest therein.

 (c) Except as set forth in this Schedule 13D, to the best knowledge of the Reporting Persons, none of the Reporting Persons has beneficial ownership of, or has engaged in any transaction during the past 60 days in respect of, any Common Stock.

(d) Except as provided below, no person, other than the Reporting Persons, has the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, the Common Stock referred to in this Item 5. The limited partners of Arkin Bio Partnership have the right to receive from Arkin Bio Partnership dividends that it receives from, or the proceeds that it receives from the sale of, the Common Stock referred to in this Item 5.

Percentages set forth in this Schedule 13D were calculated based on 27,539,359 shares of Common Stock outstanding upon the closing of the Issuer’s initial public offering, as provided in the Issuer's Rule 424(b)(4) prospectus filed with the Securities and Exchange Commission on April 30, 2021.

Item 6.	Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.

Amended and Restated Investors’ Rights Agreement

Arkin Bio Partnership is party of an Amended and Restated Investors’ Rights Agreement by and among the Issuer and certain of its stockholders, dated as of December 23, 2020, which provides the holders of registrable securities with demand, piggyback and S-3 registration rights. Under the terms of the investor’s rights agreement, holders of registrable securities will have equivalent registration rights with respect to any additional shares of Common Stock acquired by these holders.

The demand, piggyback and Form S-3 registration rights will terminate on the earliest to occur of (1) the closing of a deemed liquidation event, as defined in the Issuer’s certificate of incorporation, (2) the third anniversary of the closing of the initial public offering of the Issuer, and (3) with respect to each stockholder, at such time as Rule 144 under the Securities Act of 1933, as amended, or another similar exemption is available for the sale of all of such holder’s shares without limitation during a three-month period without registration.

The foregoing description of the Amended and Restated Investors’ Rights Agreement does not purport to be complete and is qualified in its entirety by reference to the Amended and Restated Investors’ Rights Agreement, which is filed as an exhibit and incorporated herein by reference.

Lock Up Agreement

On February 24, 2021, Arkin Bio Partnership signed a lock-up letter agreement with Jefferies LLC, SVB Leerink LLC and Evercore Group L.L.C. on behalf of the underwriters that prohibits it from (i) selling, offering, contracting or granting any option to sell (including any short sale), pledging, transferring, establishing an open “put equivalent position” within the meaning of Rule 16a-l(h) under the Securities Exchange Act of 1934, as amended; (ii) otherwise disposing of any shares of common stock, options or warrants to acquire shares of common stock, or securities exchangeable or exercisable for or convertible into shares of Common Stock currently or hereafter owned either of record or beneficially; or (iii) publicly announcing an intention to do any of the foregoing, for a period of 180 days following the date of the prospectus for Werewolf’s initial public offering without the prior written consent of Jefferies LLC, SVB Leerink LLC and Evercore Group L.L.C. on behalf of the underwriters (the “Lock-Up Agreement”).

On February 25, 2021, Mr. Lazarus signed the Lock-Up Agreement.

The foregoing description of the Lock-Up Agreement does not purport to be complete and is qualified in its entirety by reference to the Form of Lock-Up Agreement, which is filed as an exhibit and incorporated herein by reference.

Grant of Options

On April 30, 2020, Mr. Lazarus received options to acquire 23,200 shares of Common Stock, with such options having an exercise price of $16.00 (the “Stock Option Agreement”). The shares underlying the option vest over three years, with one-third of the shares vesting on the first anniversary of the date of grant and the remaining shares vesting in equal monthly installments thereafter. Mr. Lazarus received the options pursuant to his service as a member of the board of directors of Werewolf.

The foregoing description of the Stock Option Agreement does not purport to be complete and is qualified in its entirety by reference to the Form of Option Agreement Under 2021 Stock Incentive Plan, which is filed as an exhibit and incorporated herein by reference.

Item 7.          Material to be Filed as Exhibits.

The following Exhibits are filed herewith:

1	Joint Filing Agreement by and among the Reporting Persons, dated as of May 10, 2021.

2
Amended and Restated Investors’ Rights Agreement by and among the Issuer and certain of its stockholders, dated as of December 23, 2020 (incorporated herein by reference to Exhibit 4.2 to the registration statement on Form S-1 (file number 333-255132) filed with the Securities and Exchange Commission on April 26, 2021, by the Issuer).

3	Form of Lock-up Letter Agreement.

4
Form of Option Agreement Under 2021 Stock Incentive Plan (incorporated herein by reference to Exhibit 10.5 to the registration statement on Form S-1 (file number 333-55132) filed with the Securities and Exchange Commission on April 26, 2021, by the Issuer).

5	Board resolution of Arkin Bio Ventures GPGP, Ltd., dated May 10, 2021.

Signatures

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this Statement is true, complete and correct.

Dated: May 10, 2021

Arkin Bio Ventures 2 L.P. By its ultimate General Partner, Arkin Bio Ventures GPGP Ltd.

/s/ Moshe Arkin
Name: Moshe Arkin
Title: Director

Arkin Bio Ventures GPGP Ltd.

/s/ Moshe Arkin
Name: Moshe Arkin
Title: Director

/s/ Moshe Arkin
Moshe Arkin

/s/ Alon Lazarus
Alon Lazarus